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                                                                     Exhibit 12

                             FLEMING COMPANIES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                     FISCAL YEAR ENDED THE LAST SATURDAY IN DECEMBER

                                1998         1997        1996        1995        1994
                                               (IN THOUSANDS OF DOLLARS)
Earnings:
 Pre-tax income (loss)       $(598,202)   $  82,685   $  54,573   $  85,892   $ 112,337
 Fixed charges, net            198,336      200,266     204,527     212,173     148,125

Total earnings (loss)        $(399,866)   $ 282,951   $ 259,100   $ 298,065   $ 260,462

Fixed charges:
 Interest expense            $ 161,581    $ 162,506   $ 163,466   $ 175,390   $ 120,071
 Portion of rental charges
     deemed to be interest      36,328       37,393      40,699      36,456      27,746
 Capitalized interest and
     debt issuance cost
     amortization                  604        1,186         104         708         364

Total fixed charges          $ 198,513    $ 201,085   $ 204,269   $ 212,554   $ 148,181

Deficiency                   $ 598,379

Ratio of earnings (loss)
     to fixed charges            (2.01)        1.41        1.27        1.40        1.76


"Earnings" consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consist of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest and debt issuance cost.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.